VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

April 22, 2022

Re:	Medical 21, Inc.
Amendment No. 2 to Preliminary Offering Statement on Form 1-A
File No. 024-11824

Ladies and Gentlemen:

On behalf of Medical 21, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:30PM, Eastern Time, on Wednesday, April 27, 2022, or as soon thereafter as is practicable.

Sincerely,

s/Dr. Manny Villafaña, Ph.D.Sc

Dr. Manny Villafaña, Ph.D.Sc

Director of Medical 21, Inc.